September 12, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Angela J. Crane, Branch Chief

     Re:     MTS Medication Technologies, Inc.
                Form 10-Q for the quarter ended June 30, 2005
                File No. 1-31578

Dear Ms. Crane:

        On behalf of MTS Medication Technologies, Inc. (“MTS”), I am writing in response to the comments set forth in your letter addressed to the Company dated August 26, 2005 (the “Comment Letter”). For your convenience, the Staff’s comments are repeated below, with MTS’s response to each comment set forth immediately following such comment.

General

1.	We note that your response letter dated August 22, 2005 did not include a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 12, 2005

Response to Comment 1:

MTS acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q filed August 10, 2005

Item 4.   Controls and Procedures, page 18

2.	We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “subject to the limitations noted below.” Given the limitations noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that you disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the limitations, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the limitations. Or, if true, you can state that given the limitations, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls are effective to the extent they are not effective.

Response to Comment 2:

Pursuant to the guidance provided in SEC Release No. 33-8238, Final Rule, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, MTS proposes to replace the last sentence of the first paragraph of this section with the following disclosure in future filings:

Securities and Exchange Commission
September 12, 2005

Based upon that evaluation discussed below, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures provided reasonable assurance that the disclosure controls and procedures are effective in timely alerting them to material information required to be disclosed in our periodic Securities and Exchange Commission reports.

*   *   *

        Please direct any questions or comments regarding this letter to Michael Branca, MTS’s Chief Financial Officer at 727-576-6311, or to the undersigned at 813-227-6515.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Bob Grammig

Robert J. Grammig

cc:      Mr. Todd E. Siegel, Chief Executive Officer, MTS Medication Technologies, Inc.
           Mr. Michael Branca, Chief Financial Officer, MTS Medication Technologies, Inc.
           Mr. Stanley I. Levy, Partner, Grant Thornton, LLP